Exhibit 99.1

Gildan Activewear Reports on Shareholders’ Voting Results

Montreal, Quebec, Friday, May 1, 2026 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) today announced that the nine nominees proposed as directors in its management proxy circular dated March 17, 2026 were elected as directors of the Company by a majority of the votes cast by the shareholders or represented by proxy at its hybrid annual meeting of shareholders held on April 30, 2026 in Montreal. Gildan also notes that a majority of the votes cast by shareholders were in favour of the reappointment of its auditor, the approval, ratification and renewal of the Shareholder Rights Plan, and the non-binding advisory vote on Executive Compensation (“Say on Pay”).

The voting results are detailed below:

	FOR		WITHHELD/AGAINST
	Number	%	Number	%
Resolution 1
Appointment of the Auditor	148,645,275	92.71%	11,689,421	7.29%
Resolution 2
Election of Directors
Michael Kneeland	151,764,895	98.34%	2,556,259	1.66%
Glenn J. Chamandy	153,982,923	99.78%	338,229	0.22%
Michener Chandlee	153,183,131	99.26%	1,138,097	0.74%
Anne-Laure Descours	153,362,357	99.38%	958,872	0.62%
Ghislain Houle	150,757,866	97.69%	3,563,293	2.31%
Mélanie Kau	153,127,509	99.23%	1,193,712	0.77%
Deepak Khandelwal	153,967,889	99.77%	353,334	0.23%
Peter Lee	150,275,927	97.38%	4,045,301	2.62%
Karen Stuckey	153,782,299	99.65%	538,929	0.35%
Resolution 3
Shareholder Rights Plan	144,722,506	93.78%	9,598,706	6.22%
Resolution 4
Say on Pay	149,974,675	97.18%	4,346,534	2.82%

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear, socks, and intimates sold to a broad range of customers, including wholesale distributors, screenprinters, embellishers, retailers or e-commerce platforms, as well as global lifestyle brand companies and directly to consumers. Gildan markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO™, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, as well as Champion® which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Asia. Gildan integrates industry-leading labour, environmental, and governance practices into its operations and supply chain under a sustainability program that is aligned with its long-term business strategy. More information about Gildan and its sustainability commitments and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Jonathan Binder Director, Corporate Communications (336) 519-6330 communications@gildan.com